
Mail Stop 3561

July 7, 2016

Micky Pant
Chief Executive Officer
Yum! China Holding, Inc.
1441 Gardiner Lane
Louisville, KY 40213

> **Re: Yum! China Holding, Inc.**
> **Amendment No. 1 to**
> **Form 10-12B**
> **Filed June 24, 2016**
> **File No. 001-37762**

Dear Mr. Pant:

We have reviewed your June 24, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 31, 2016 letter.

Form 10

Exhibit 99.1

Industry Backdrop, page 2

1. We note much of the industry information in this section, including projections about demographics and population growth, is derived from a 2012 McKinsey study. Given the passage of time since the publication of these projections, please tell us whether the study has been updated. If not, please confirm that the company's development plans and consumer segment focus referenced in this section continue to be consistent with the 2012 projections.

Management's Discussion and Analysis, page 51

Liquidity and Capital Resources, page 62

2. Please disclose the substance of your response to prior comment 15 regarding your working capital deficit. Refer to Item 303(a)(1) of Regulation S-K and instruction 5 to "Instructions to paragraph 303(a)" for guidance.

Reasons for the Separation, page 97

Risks associated with the Company and the Separation, page 98

3. We have considered your response to prior comment 21 and we reissue the comment. Please balance the discussion of the negative factors the board considered to more fully describe the factors and to more closely track the disclosure of the advantages the board considered.

General

4. We note that counsel signed the response containing the three representations requested at the end of our letter dated May 31, 2016. Please note that these representations must come directly from the company. Please provide these representations from the company with your next response.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure